Mail Stop 3561

April 17, 2007

Mr. Alwin Tan
Chief Executive Officer
China Healthcare Acquisition Corp.
1233 Encino Drive
Pasadena, California 91108

> **Re:** **China Healthcare Acquisition Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed April 13, 2007**
> **File No. 333-135705**

Dear Mr. Tan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Please identify the affiliate of the chairman.  We note that in past amendments, other references to the affiliate of the chairman were deleted.

2.      We note the chairman has agreed to purchase, or cause his affiliate to purchase, up to $8 million of your common stock in the open market at market prices not to exceed the per share amount held in the trust account.  In addition, the chairman has agreed to vote all such shares of common stock purchased in the open market in favor of the initial business combination.  Accordingly, the percentage of shares voting against the combination will be significantly reduced by the proportionate shares acquired by the chairman and his affiliate.  For example, if the chairman buys approximately 1,358,000 shares common stock at the liquidation rate of $5.89 for a total price of approximately $8 million, the number of shareholders required to vote against the combination will be significantly reduced (in this case approximately 16%).  Therefore, a combination will be more likely to occur even if the merger is not sound due to the influence of the chairman and his shares; the investors' protection is greatly reduced.  Please expand the MD&A discussion to address this issue and add a risk factor.

Principal Stockholders, page 55

3.      Please provide a Regulation M analysis as to when the restricted period would commence with respect to the anticipated acquisition/business combination, including any relevant valuation periods.

4.      Please explain how the limit order purchase plan complies with Rule 10b5-1, Rule 10b-l8 and Regulation M under the Exchange Act.


        As appropriate, please amend your registration statement in response to these comments.  Please provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters.  Please contact Ronald Alper at (202) 551-3329 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

Sincerely,


John Reynolds
Assistant Director


cc:     Elizabeth R. Hughes, Esq.
        Fax (703) 821-8949